File No. 812-________

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

 APPLICATION FOR AN ORDER OF APPROVAL
PURSUANT TO
SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940
AND AN ORDER OF EXEMPTION PURSUANT TO
SECTION 17(b) OF THE ACT

Pruco Life Insurance Company
Pruco Life Flexible Premium Variable Annuity Account
Pruco Life Insurance Company of New Jersey
Pruco Life of New Jersey Flexible Premium Variable Annuity Account
Prudential Annuities Life Assurance Corporation
Prudential Annuities Life Assurance Corporation Variable Account B
Advanced Series Trust

Please send all communications, notices and order to:

Raymond A. O’Hara III                                                                John P. Schwartz
Vice President, Corporate Counsel                                                                           Vice President and Corporate Counsel
Law Department                                                                The Prudential Insurance Company of America
The Prudential Insurance Company                                                                and           Gateway Center Three
                          of America                                                                100 Mulberry Street
               One Corporate Drive                        Newark, NJ 07102
               Shelton, CT 06484

                                                 Application Filed December 9, 2011

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the Matter of:

Pruco Life Insurance Company                                                      )                    Application for an Order of Approval pursuant to
)                    Section 26(c) of the Investment Company Act of 1940
Pruco Life Flexible Premium                                                                )                    and an Order of Exemption pursuant to Section 17(b)
Variable Annuity Account                                                      )                    of the Act
)
Pruco Life Insurance Company                                                      )
of New Jersey                                                                )
)
Pruco Life of New Jersey                                                      )
Flexible Premium Variable                                                                )
Annuity Account                                                      )
)
751 Broad Street                                                      )
Newark, NJ  07102                                                      )
)
Prudential Annuities Life                                                      )
Assurance Corporation                                                      )
)
Prudential Annuities Life                                                      )
Assurance Corporation                                                      )
Variable Account B                                                      )
)
One Corporate Drive                                                                )
Shelton, CT  06484                                                      )
)
)
Advanced Series Trust                                                      )
)
Gateway Center Three                                                      )
100 Mulberry Street                                                                )
Newark, New Jersey 07102

Investment Company Act of 1940                                                                )
File No. 812-_____                                                      )

Pruco Life Insurance Company (“Pruco Life”), Pruco Life Flexible Premium Variable Annuity Account (“Pruco Life Variable Annuity Account”), Pruco Life Insurance Company of  New Jersey (“Pruco Life of New Jersey”) , Pruco Life of New Jersey Flexible Premium Variable Annuity Account (“PLNJ Variable Annuity Account”), Prudential Annuities Life Assurance Corporation (“Prudential Annuities” and collectively with Pruco Life and Pruco Life of New Jersey, the “Insurance Companies”) , Prudential Annuities Life Assurance Corporation Variable Account B (“Variable Account B” and  collectively with Pruco Life Variable Annuity Account and PLNJ Variable Annuity Account, the “Separate Accounts”),  and Advanced Series Trust (“AST”) hereby apply for an Order of the Securities and Exchange Commission (the “Commission”) pursuant to Section 26(c) of the Investment Company Act of 1940, as amended (the “Act”), approving the substitution of shares of the AST Franklin Templeton Founding Funds Allocation Portfolio (also referred to herein from time to time as the “Replacement Fund”) for shares of the Franklin Templeton VIP Founding Funds Allocation Fund, a series of Franklin Templeton Variable Insurance Products Trust (“Franklin Templeton VIP Trust”) (also referred to herein from time to time as the “Existing Fund”), held by the Separate Accounts to fund certain  individual variable annuity contracts (collectively, the “Contracts”) issued by the Insurance Companies.

The Insurance Companies and the Separate Accounts are referred to herein collectively as the “Substitution Applicants.” The Insurance Companies, the Separate Accounts and AST (the “Section 17 Applicants”) also hereby apply for an order of exemption pursuant to Section 17(b) of the Act from Section 17(a) of the Act to permit the Insurance Companies to carry out the substitution as described herein.

I. GENERAL DESCRIPTION OF THE APPLICANTS

A.	The Insurance Companies

1.	Pruco Life

Pruco Life is a stock life insurance company organized in 1971 under the laws of the State of Arizona. It is licensed to sell life insurance and annuities in the District of Columbia, Guam and in all states except New York. Pruco Life is a wholly-owned subsidiary of The Prudential Insurance Company of America (“Prudential”, and collectively with Pruco Life, Pruco Life of New Jersey, and Prudential Annuities, the “Prudential Insurance Companies”, a New Jersey stock life insurance company that has been doing business since 1875. Prudential is an indirect wholly-owned subsidiary of Prudential Financial, Inc. (“Prudential Financial”), a New Jersey insurance holding company. Pruco Life is the depositor and sponsor of Pruco Life Variable Annuity Account.

2.    Pruco Life of New Jersey

Pruco Life of New Jersey is a stock life insurance company organized in 1982 under the laws of the State of New Jersey. It is licensed to sell life insurance and annuities in New Jersey and New York.. Pruco Life of New Jersey is an indirect wholly-owned subsidiary of Prudential. Pruco Life of New Jersey is the depositor and sponsor of PLNJ Variable Annuity Account.

3.    Prudential Annuities

Prudential Annuities is a stock life insurance company incorporated under the laws of the State of Connecticut in 1988 and is domiciled in Connecticut with licenses in all 50 states, the District of Columbia and Puerto Rico. Prudential Annuities is a wholly-owned subsidiary of Prudential Annuities, Inc., whose ultimate parent is Prudential Financial. Prudential Annuities is the depositor and sponsor of Variable Account B.

B.  The Separate Accounts

1. Pruco Life Variable Annuity Account was established as a segregated asset account under Arizona law in 1995. It is a “separate account” as defined by Rule 0-1(e) under the Act and is registered under the Act as a unit investment trust for the purpose of funding the Contracts. Security interests under the Contracts have been registered under the Securities Act of 1933.1

Pruco Life Variable Annuity Account is administered and accounted for as part of the general business of Pruco Life, and the income, gains or losses of Pruco Life Variable Annuity Account are credited to or charged against the assets of Pruco Life Variable Annuity Account in accordance with the terms of the Contracts, without regard to income, gains or losses of Pruco Life.

2. PLNJ Variable Annuity Account was established as a segregated asset account under New Jersey law in 1996. PLNJ Variable Annuity Account is a “separate account” as defined by Rule 0-1(e) under the Act and is registered under the Act as a unit investment trust for the purpose of funding the Contracts. Security interests under the Contracts have been registered under the Securities Act of 1933.2

PLNJ Variable Annuity Account is administered and accounted for as part of the general business of Pruco Life of New Jersey, and the income, gains or losses of PLNJ Variable Annuity Account are credited to or charged against the assets of PLNJ Variable Annuity Account in accordance with the terms of the Contracts, without regard to income, gains or losses of Pruco Life of New Jersey.

3. Variable Account B was established as a segregated asset account under Connecticut law in 1987. Variable Account B is a “separate account” as defined by Rule 0-1(e) under the Act and is registered under the Act as a unit investment trust for the purpose of funding the Contracts. Security interests under the Contracts have been registered under the Securities Act of 1933.3

Variable Account B is administered and accounted for as part of the general business of Prudential Annuities, and the income, gains or losses of Variable Account B are credited to or charged against the assets of Variable Account B in accordance with the terms of the Contracts, without regard to income, gains or losses of Prudential Annuities.

C.	AST

Shares of AST are sold exclusively to insurance company separate accounts to fund benefits under variable annuity contracts and variable life insurance policies sponsored by insurance companies and to certain funds of funds.  AST is a Massachusetts business trust organized in 1988. AST is registered under the Act as an open-end management investment company of the series type, and its securities are registered under the Securities Act of 1933.4  The substitution will involve the AST Franklin Templeton Founding Funds Allocation Portfolio, a series of AST, and Franklin Templeton VIP Founding Funds Allocation Fund, a series of the Franklin Templeton VIP Trust.

Franklin Templeton Services, LLC (also referred to herein from time to time as the “Existing Fund Administrator”) serves as the administrator to the Existing Fund. Prudential Investments LLC and AST Investment Services, Inc. (together, the “Investment Managers”) serve as the co-investment managers of the Replacement Fund. Franklin Advisers, Inc. (“Franklin Advisers”), Franklin Mutual Advisers, LLC (“Franklin Mutual”), and Templeton Global Advisors Limited (“Templeton Global”) serve as subadvisers to the Replacement Fund and are affiliates of the Existing Fund Administrator.  In such capacity, Franklin Advisers, Franklin Mutual, and Templeton Global are collectively referred to from time to time as the “FT Subadvisers.”

The substitution will replace an investment option  (i.e., Franklin Templeton VIP Founding Funds Allocation Fund) administered by an entity (i.e., Franklin Templeton Services, LLC) that is not affiliated with the Substitution Applicants as of the date hereof (other than by way of certain of the Substitution Applicants owning more than 5% of the shares of the Franklin Templeton VIP Founding Funds Allocation Fund) with an investment option (i.e., AST Franklin Templeton Founding Funds Allocation Portfolio) that is managed by investment managers  (i.e., Prudential Investments LLC and  AST Investment Services, Inc.) that are affiliated with the Prudential Insurance Companies. The Investment Managers may hire and replace unaffiliated subadvisers with the approval of AST’s Board of Trustees.5

II.	STATEMENT OF ADDITIONAL FACTS

A.	The Proposed Substitution

Each Insurance Company, on its behalf and on behalf of the Separate Accounts set forth below, proposes to substitute shares of the AST Franklin Templeton Founding Funds Allocation Portfolio for shares of the Franklin Templeton VIP Founding Funds Allocation Fund, held by the Separate Accounts to fund certain individual variable annuity contracts. The Separate Accounts own only Class 4 shares of the Existing Fund.

B.	Description of the Funds

Set forth below is a description of the investment objectives, the principal investment policies and principal risk factors of the Existing Fund and the Replacement Fund. 6

1 File Nos. 333-162673, 333-162680, 333-170466, 333-130989 and 333-144639.  Applicants, as authorized under Rule 0-4 under the Act, incorporate these files by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

2 File Nos. 333-162678, 333-162676, 333-170468, 333-131035 and 333-144657. Applicants, as authorized under Rule 0-4 under the Act, incorporate these files by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

3 File Nos. 333-96577, 333-71654, 333-71672, 333-71834, 333-150220, 333-08853, 333-152411, 033-87010,033-62793, 333-50954, 333-49478, 333-26685,033-62933, 033-86866 and 033-44436. Applicants, as authorized under Rule 0-4 under the Act, incorporate these files by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

4 File Nos. 033-24962/811-5186 and 033-23493/811-05583, respectively. Applicants, as authorized under Rule 0-4 under the Act, incorporate these files by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

5 Pursuant to an exemptive order issued to a predecessor Prudential Financial investment adviser, Inv. Co. Rel. No. 22215 (Sept.11,1996)(order), (the “Multi-Manager Order”), the Investment Managers are authorized to enter into and amend sub-advisory agreements without shareholder approval under certain conditions.

6 The Existing Fund and the Replacement Fund are generically referred to herein as a “Fund” or the “Funds” from time to time.

EXISTING FUND	REPLACEMENT FUND
Franklin Templeton VIP Founding Funds Allocation Fund — seeks capital appreciation. Its secondary goal is income.

The Existing Fund is a “fund of funds” meaning  that it seeks to achieve its investment goal by investing its assets in a combination of Class 1 shares of the Franklin Income Securities Fund (“Franklin Income”) (33 1/3%), Mutual Shares Securities Fund (“Mutual Shares”) (33 1/3%), and Templeton Growth Securities Fund (“Templeton Growth,” and collectively with Franklin Income and Mutual Shares, the “Underlying FT Funds”).  Franklin Income is managed by Franklin Advisers, Mutual Shares is managed by Franklin Mutual, and Templeton Growth is managed by Templeton Global.  The Existing Fund makes equal allocations to each of the Underlying FT Funds on a fixed percentage basis.

The Existing Fund does not have an investment manager. As set forth above, Franklin Templeton Services, LLC serves as the Existing Fund’s administrator.  The Existing Fund Administrator also monitors the percentage of the Existing Fund's assets allocated to the Underlying FT Funds and seeks to rebalance the Existing Fund’s portfolio whenever the percentage of assets allocated to one or more Underlying FT Funds is below or above 3% of the applicable fixed percentage.
Underlying FT Funds :
Franklin Income Securities Fund - The fund seeks to maximize income while maintaining prospects for capital appreciation by investing, under normal market conditions, in debt and equity securities. The fund may shift its investments from one asset class to another based on the investment manager’s analysis of the best opportunities in a given market. The fund seeks income by investing in corporate, foreign and U.S. Treasury bonds, as well as stocks with dividend yields the investment manager believes are attractive. In its search for growth opportunities, the fund maintains the flexibility to invest in common stocks of companies from a variety of industries and may from time to time have significant investments in particular sectors. The fund may invest up to 100% of its assets in debt securities that are rated below investment grade (sometimes called “junk bonds”). The fund may also invest up to 25% of its assets in foreign securities.

Mutual Shares Securities Fund – The fund’s principal investment goal is capital appreciation and its secondary goal is income. Under normal market conditions, the fund invests primarily in equity securities (including securities convertible into, or that the investment manager expects to be exchanged for, common or preferred stock) of U.S. and foreign companies that the investment manager believes are available at market prices less than their value based on certain recognized or objective criteria (intrinsic value). Under normal market conditions, the fund invests primarily in undervalued securities and, to a lesser extent, in merger arbitrage securities and distressed companies. The fund generally invests the equity portion of its portfolio primarily to predominantly in companies with market capitalization values greater than $5 billion, with a portion or significant amount of its assets in smaller companies. The fund expects to invest significantly in foreign investments. The fund may also use certain derivative instruments to hedge against currency or market risks.

Templeton Growth Securities Fund- The fund seeks long-term capital growth. Under normal market conditions, the fund invests primarily to predominantly in the equity securities and depositary receipts of companies located anywhere in the world, including those in the U.S. and emerging markets. The fund may from time to time have significant investments in particular countries or in particular sectors, such as the financial sector. The fund may invest a portion of its net assets in debt securities of companies and governments located anywhere in the world.

Principal Risks :

•   Investing in Underlying Funds

•   Asset Allocation

•   Market

•   Value Style Investing

•   Foreign Securities

•   Focus

•   Smaller and Midsize Companies

•   Derivative Instruments

•   Income

•   Credit

•   Interest Rate

•   High-Yield Debt Securities

•   Management

AST Franklin Templeton Founding Funds Allocation Portfolio — seeks capital appreciation. Its secondary goal is income.

Although the Replacement Fund will not operate as a “fund of funds” like the Existing Fund, its overall investment strategy will be substantially identical to that of the Existing Fund in all material respects. Franklin Income, Franklin Mutual, and Templeton Global serve as subadvisers to the Replacement Fund.  Each FT Subadviser handles the day-to-day investment management of approximately 33 1/3% of the Replacement Fund’s assets based upon the application of the specific investment strategy that it uses in connection with the corresponding Underlying FT Fund. Like the Existing Fund, the percentage of Replacement Fund assets that is allocated to each investment strategy will be monitored and those allocations will be rebalanced when they are more than 3% above or below the goal of equal allocations to each of the three investment strategies.

Principal Investment Strategies :
Franklin Advisers Strategy – Except for certain measures that may be taken to maintain adequate liquidity as described in more detail below, the investment policies and strategy for the segment of the Replacement Fund managed by Franklin Advisers are substantially identical to those of the Franklin Income Securities Fund as set forth herein in all material respects.
 Under normal market conditions, this segment will invest in a diversified portfolio of debt and equity securities. Franklin Advisers, Inc., the subadviser for this segment, may shift the investments from one asset class to another based on its analysis of the best investment opportunities in a given market. The equity securities in which this segment will invest consist primarily of common stocks. This investment strategy seeks income by selecting investments such as corporate, foreign and U.S. Treasury bonds, as well as stocks with dividend yields that the subadviser believes are attractive. In its search for growth opportunities, the subadviser will attempt to maintain the flexibility, based on economic conditions, to invest in common stocks of companies from a variety of sectors but from time to time, based on economic conditions, this segment of the Replacement Fund may have significant investments in particular sectors.
Up to 100% of the total assets attributable to this investment strategy may be invested in debt securities that are rated below investment grade (sometimes called “junk bonds”), including a portion in defaulted securities. This segment may also invest in convertible securities without regard to the ratings assigned by ratings services. In addition, up to 25% of the assets attributable to this investment strategy may be invested in foreign securities, either directly or through depositary receipts. The subadviser may also, from time to time, seek to hedge (protect) this segment against currency risks, using principally forward foreign currency exchange contracts when, in its opinion, it would be advantageous to do so. The subadviser may also, from time to time, seek to hedge this segment of the Replacement Fund against market risk, using a variety of derivative instruments, which may include purchasing or selling call and put options on equity securities and equity securities indices. Up to 10% of the net assets attributable to this investment strategy, may be invested in equity-linked notes.

Franklin Mutual Strategy – Except for certain measures that may be taken to maintain adequate liquidity as described in more detail below, the investment policies and strategy for the segment of the Replacement Fund managed by Franklin Mutual are substantially identical to those of the Mutual Shares Securities Fund as set forth herein in all material respects.
Under normal market conditions , at least 65% of the assets attributable to this investment strategy will be invested in equity securities (including securities convertible into, or that Franklin Mutual Advisers, LLC, the subadviser for this segment, expects to be exchanged for, common or preferred stock) of U.S. and foreign companies that the subadviser believes are available at market prices less than their value based on certain recognized or objective criteria (intrinsic value).This segment will invest primarily in undervalued securities and the equity securities comprising this segment will be primarily common stock.  The subadviser expects to invest the equity portion of this segment primarily to predominantly in companies with market capitalizations greater than $5 billion. The subadviser currently expects to invest a significant portion of the assets of this segment in foreign securities. Up to 15% of the net assets attributable to this segment may be invested in illiquid securities. The segment may also enter into currency-related transactions involving certain derivative instruments, including currency forwards, and currency and currency index futures contracts. The segment may also enter into various other transactions involving derivatives, including put and call options on equity securities and swap agreements.

Templeton Global Strategy – – Except for certain measures that may be taken to maintain adequate liquidity as described in more detail below, the investment policies and strategy for the segment of the Replacement Fund managed by Templeton Global are substantially identical to those of the Templeton Growth Securities Fund as set forth herein in all material respects.
Under normal market conditions, at least 65% of the assets attributable to this segment will be invested in the equity securities of companies located anywhere in the world, including emerging markets. Common stocks, preferred stocks, convertible securities, and depositary receipts are examples of equity securities in which this segment may invest. In addition to its main investments, depending upon current market conditions, up to 25% of the total assets attributable to this investment strategy may be invested in debt securities of companies and governments located anywhere in the world. Although Templeton Global Advisors Limited, the subadviser for this segment, will seek investments across a number of countries and sectors, from time to time, based on economic conditions, this segment may have significant positions in particular countries or sectors.

 Portfolio Liquidity – Up to 5% of the net assets for each segment of the Replacement Fund may be allocated to indexed futures ,other futures contracts, and options thereon to provide liquid exposure to the relevant component of the Replacement Fund’s blended benchmark index as well as cash, money market equivalents, short-term debt instruments ,money market funds, and short-term debt funds to satisfy all applicable margin requirements for the futures contracts and to provide additional portfolio liquidity. Each segment may invest a portion of its net assets in cash, cash equivalents or other high quality short-term investments (rather than futures as described above) to provide liquidity.
Principal Risks :

•   Asset Allocation

•   Market

•   Value Style Investing

•   Foreign Securities

•   Focus

•   Smaller and Midsize Companies

•   Derivative Instruments

•   Income

•   Credit

•   Interest Rate

•   High-Yield Debt Securities

•   Management

Additional Information Concerning Principal Risks - The following section provides additional details with respect to the principal risks described above.

   Investing in Underlying Funds (Existing Fund only) – Because the Existing Fund’s investments are concentrated in the Underlying FT Funds, and the Existing Fund’s performance is directly related to the performance of the Underlying FT Funds held by it, the ability of the Existing Fund to achieve its investment goal is directly related to the ability of the Underlying FT Funds to meet their respective investment goals. In addition, shareholders of the Existing Fund will indirectly bear the fees and expenses of the Underlying FT Funds. With respect to the Existing Fund, the risks described below are the principal risks of the Existing Fund and the Underlying FT Funds.

   Asset Allocation (Existing Fund and Replacement Fund) – Each Fund’s ability to achieve its investment goal depends upon the Fund’s asset allocation, which may not achieve the Fund’s goal in view of actual market trends.

    Market (Existing Fund and Replacement Fund) – The market value of securities owned by a Fund will go up and down, sometimes rapidly or unpredictably. A security’s market value may be reduced by market activity or other results of supply and demand unrelated to the issuer. This is a basic risk associated with all securities. When there are more sellers than buyers, prices tend to fall. Likewise, when there are more buyers than sellers, prices tend to rise. Generally, stocks have historically outperformed other types of investments over the long term. Individual stock prices, however, tend to go up and down more dramatically. A slower-growth or recessionary economic environment could have an adverse effect on the price of the various stocks held by the Fund.

    Value Style Investing (Existing Fund and Replacement Fund) – A value stock may not increase in price as anticipated by the investment manager or subadviser if other investors fail to recognize the company’s value and bid up the price, the markets favor faster-growing companies, or the factors that the investment manager or subadviser believes will increase the price of the security do not occur.

    Foreign Securities (Existing Fund and Replacement Fund) – Investing in foreign securities typically involves more risks than investing in U.S. securities , and includes risks associated with: political and economic developments – the political, economic and social structures of some foreign countries may be less stable and more volatile than those in the U.S.; trading practices – government supervision and regulation of foreign securities and currency markets, trading systems and brokers may be less than in the U.S.; availability of information- foreign issuers may not be subject to the same disclosure , accounting and financial reporting standards and practices as U.S. issuers; limited markets – the securities of certain foreign issuers may be less liquid (harder to sell) and more volatile; and currency exchange rate fluctuations and policies. The risks of foreign investments typically are greater in less developed countries or emerging market countries.

    Focus (Existing Fund and Replacement Fund) – To the extent that a Fund focuses on particular countries, regions, industries, sectors or types of investment from time to time, the Fund may be subject to greater risks of adverse developments in such areas of focus than a fund that invests in a wider variety of countries, regions, industries sectors or investments.

    Smaller and Midsize Companies (Existing Fund and Replacement Fund) – Securities issued by smaller and midsize companies may be more volatile in price than those of larger companies, involve substantial risks and should be considered speculative. Such risks may include greater sensitivity to economic conditions, less certain growth prospects, lack of depth of management and funds for growth and development and limited or less developed product lines and markets. In addition, smaller companies may be particularly affected by interest rate increases, as they may find it more difficult to borrow money to continue or expand operations, or may have difficulty in repaying any loans.

    Derivative Instruments (Existing Fund and Replacement Fund) – The performance of derivative instruments depends largely on the performance of an underlying currency, security or index and such derivative instruments often have risks similar to their underlying instrument, in addition to other risks. Derivative instruments involve costs, may be more volatile and illiquid, may give rise to leverage and may involve a small initial investment relative to the risk assumed. There may be imperfect correlation between the value of the derivative and the underlying instrument. When used for hedging, the change in value of the derivative may also not correlate specifically with the currency, security or other risk being hedged. With over-the-counter derivatives, there is the risk that the other party to the transaction will fail to perform.

    Income (Existing Fund and Replacement Fund) – Because a Fund can only distribute what it earns, the Fund’s distributions to shareholders may decline when prevailing interest rates fall or when the Fund experiences defaults on debt securities it holds.

    Credit (Existing Fund and Replacement Fund) – An issuer of debt securities may fail to make interest payments and repay principal when due, in whole or in part. Changes in an issuer’s financial strength or in a security’s credit rating may affect a security’s value.

    Interest Rate (Existing Fund and Replacement Fund) –  When interest rates rise, debt securities prices generally fall. The opposite is also generally true: debt security prices rise when interest rates fall. In general, securities with longer maturities are more sensitive to these interest rate changes.

    High-Yield Debt Securities (Existing Fund and Replacement Fund) – Issuers of lower-rated or “high yield” debt securities are not as strong financially as those issuing higher credit quality debt securities. These issuers are more likely to encounter financial difficulties and are  more vulnerable to changes in the relevant economy, such as a recession or a sustained period of rising interest rates, that could affect their ability to make interest and principal payments when due. The prices of high yield debt securities generally fluctuate more than those of higher credit quality. High yield debt securities are generally more illiquid (harder to sell) and harder to value.

    Management (Existing Fund and Replacement Fund with respect to each of its strategies) – The Replacement Fund, the Existing Fund, and the Underlying FT Funds are subject to management risk because they are each an actively managed investment portfolio. The relevant investment manager or subadviser will apply investment techniques and risk analyses in making investment decisions for the fund, but no guarantee or assurance can be provided that these decisions will produce the desired results.

C.	Description of the Contracts

Contracts

The Contracts are individual and group flexible premium variable, variable with fixed options and variable with fixed and market value adjusted fixed options contracts. The Contracts provide for the accumulation of values on a variable basis, fixed basis, or both, during the accumulation period, and provide settlement or annuity payment options on a variable basis, fixed basis, or both. The Contracts permit the Insurance Companies to substitute shares of one fund with shares of another, including a fund of a different registered investment company. The prospectuses for the Contracts and the Separate Accounts contain appropriate disclosures of this right.

Under the Contracts, the Contract owners may currently select among a number of variable account investment options and, under some Contracts, a fixed account investment option. Many of the Contracts provide that a maximum of 20 transfers can be made every year without charge or that a $10 contractual limit charge will apply or that no transfer charge will apply. Currently, during the accumulation period, Contract owners may transfer between the available eligible variable account options or from variable account options to fixed account options. Some of the Contracts have no contractual limit on transfers during the accumulation period. Some Contract owners may make transfers from the fixed account option subject to certain minimum transfer amounts ($500 or the total interest in the account) and maximum limitations. Some of the Contracts have additional restrictions on transfers from the fixed account to the variable account and certain Contracts may impose a market value adjustment on transfers from a market value adjusted fixed option. During the income period, certain Contracts permit owners to make transfers among investment options and from investment portfolios to the fixed account option. Generally, transfers to/from the fixed account option are not permitted during the payout period. No fees or other charges are currently imposed on transfers for most of the Contracts. Under certain Contracts, the Insurance Companies reserve the right to impose additional restrictions on transfers. Any transfer limits will be suspended in connection with the substitutions as described in more detail below.

D.	Reasons for the Substitutions
The substitutions are expected to benefit Contract owners in a number of ways. The Replacement Fund is a new series of AST, and thus the Replacement Fund is part of the Prudential Annuity family of funds. As such, the Insurance Companies generally expect to learn of any changes affecting the Replacement Fund well in advance of their effectiveness, thereby allowing the Insurance Companies to use the most efficient and least costly means  to administer such changes (e.g., by including the changes in other routine filings and planned mailings to contract owners).The Insurance Companies believe that Contract owners will benefit from this streamlining as the Insurance Companies  enhance their communication efforts to contract owners and sales representatives regarding investment options. Further, since the Replacement Fund is part of the Prudential Annuity family of funds, the Investment Managers will provide rigorous oversight and monitoring of the Replacement Fund’s investment performance and its compliance with investment objectives, policies and restrictions. An additional benefit is that a change of subadvisers can be more quickly effectuated in connection with the Replacement Fund due to the applicability of the Multi-Manager Order than it can for the Existing Fund due to the required use of the substitution order process. In addition, the Replacement Fund unlike the Existing Fund , is not a “fund of funds” and therefore can generally operate with more flexibility.

As described above, a portion of the assets attributable to each of the three investment strategies used in connection with   the Replacement Fund will be invested in certain types of derivatives and short-term instruments to help maintain adequate portfolio liquidity. Such investments will provide for more effective and efficient fund management and operation during times of market volatility than the current fund-of-funds structure. Further, the Replacement Fund, as a series of AST, will have access to the Prudential Financial fund complex’s credit facility which will also serve to potentially create efficiencies and cause less disruption to the orderly investment management of the Replacement Fund in times of market volatility and increased redemption activity.

The Insurance Companies will also realize the benefit of reduced production and mailing expenses with respect to the prospectus, given that the Replacement Fund will be a series of AST with all disclosures concerning the Replacement Fund being included in the combined AST prospectus. Contract owners will benefit from consolidated and consistent fund disclosure.

The Insurance Company Applicants believe that the Replacement Fund represents the best available match, consistent with the goal of providing Contract owners with a substitute investment option offering a lower expense ratio than the expense ratio of the Existing Fund.

Further, as described elsewhere herein, Contract owners will be allowed a free transfer out of the Existing Fund (before the substitution) or out of the Replacement Fund (after the substitution) to any other investment option available under the applicable Contract; therefore any Contract owner will be able, without charge, to switch to another investment option.

For these reasons and the reasons discussed below, the Applicants believe that substituting the Replacement Fund for the Existing Fund is appropriate and in the best interest of Contract owners.

Because the Existing Fund does not have an investment manager, it does not directly pay any investment management fees.  The Existing Fund does, however, indirectly pay investment management fees in connection with its investments in the Underlying FT Funds.  In addition, as shown in more detail below, the estimated total operating expense ratio for the Replacement Fund will be lower than the net expense ratio for Class 4 shares of the Existing Fund as set forth in its current prospectus.

 There will be no increase in Contract fees and expenses, including mortality and expense risk fees and administration and distribution fees charged to the Separate Accounts as a result of the substitutions. The Substitution Applicants believe that the Replacement Fund has an investment objective, policies and a risk profile that are substantially the same as the Existing Fund, thus making the Replacement Fund an appropriate candidate as a substitute.

In addition, after the substitutions, neither the Investment Managers nor any of their affiliates will receive compensation from the charges to the Separate Accounts related to the Contracts or from revenue sharing from the Replacement Funds in excess of the compensation currently received from the administrator or distributors of the Existing Fund.

     Pruco Life, Pruco Life of New Jersey and Prudential Annuities, as affiliates of the Investment Managers, may share in the profit distributions from the Investment Managers.

The following describes the proposed substitution with respect to the amount of each Fund’s assets, comparative performance history and comparative fund expenses. Because the Replacement Fund is newly created and has not yet commenced operations, it has no historical investment performance. However, the historical investment performance of the Existing Fund and each Underlying FT Fund is included below because: (i) the managers of the Underlying FT Funds will serve as the subadvisers to the Replacement Fund; (ii) the investment policies and strategy for each segment of the Replacement Fund are substantially identical to those of the corresponding Underlying FT Fund in all material respects; (iii) assets are allocated to each segment of the Replacement Fund in substantially the same manner as the Existing Fund invests in the corresponding Underlying FT Fund. The Substitution Applicants represent that this use of comparable fund performance rather than a sub-adviser’s applicable composite performance is not materially misleading. Comparative fund expenses are based on actual expenses including waivers for the year ended December 31, 2010 for the Existing Fund, adjusted, as necessary, to reflect current expense arrangements.

	Existing Fund (Class 4)	Franklin Income Securities Fund (Class 1)	Mutual Shares Securities Fund (Class 1)	Templeton Growth Securities Fund (Class 1)
One Year	-3.71%	0.19%	-4.46%	-7.51%
Three Years	2.01%	8.31%	-0.27%	-1.49%
Five Years	-----%	2.58%	-2.42%	-4.74%

 As set forth below, the acquired fund fees and expenses and 12b-1 fee of the Existing Fund when combined, are higher than the management fee of the Replacement Fund. The estimated net operating expense ratio of the Existing Fund is also higher than that of the Replacement Fund.

	Existing Fund (Class 4)	Replacement Fund7
Management fees	None	0.95%
Distribution and service (12b-1) fees	0.35%	None
Other Expenses	0.11%	0.16%8
Acquired fund fees and expenses	0.67%	---
Total annual Fund operating expenses	1.13%	1.11%
Fee waiver and/or expense reimbursement	-0.01%9	-0.03%8
Total annual Fund operating expenses after fee waiver and/or expense reimbursement	1.12%9,10	1.08%

The aggregate amount of assets in Class 4 of the Existing Fund as of September 30, 2011 was approximately $2.4 billion, of which approximately 79% is estimated as the amount that will be transferred to the Replacement Fund. The substitution is scheduled to take place on or about April 27, 2012, so this percentage will change accordingly.

Fee Rates for Replacement Fund

Investment Managers	Investment Management Fee Rate
Prudential Investments LLC & AST Investment Services, Inc.	0.95% of Replacement Fund’s average daily net assets

Subadviser	Subadvisory Fee Rate
Franklin Advisers
0.625% of segment average daily net assets to $50 million;
0.4650% of segment average daily net assets from $50 million to $200 million;
0.3750% of segment average daily net assets from $200 million to $500 million; and
0.350% of segment average daily net assets exceeding $500 million

Franklin Mutual	0.510% of segment average daily net assets to $1 billion; and 0.490% of segment average daily net assets exceeding $1 billion

Templeton Global
0.410% of segment average daily net assets to $100 million;
0.390% of segment average daily net assets from $100 million to $250 million;
0.380% of segment average daily net assets from $250 million to $500 million;
0.370% of segment average daily net assets from $500 million to $750 million; and
0.360% of segment average daily net assets exceeding $750 million

III.	ADDITIONAL REPRESENTATIONS

By a supplement to the prospectuses for the Contracts and the Separate Accounts (substantially in the form attached as Exhibit B), each Insurance Company will notify all owners of the Contracts affected by the substitutions of its intention to take the necessary actions, including seeking the order requested by this Application, to substitute shares of the funds as described herein. The supplement will advise Contract owners that from the date of the supplement until the date of the proposed substitution, owners are permitted to make one transfer of Contract value (or annuity unit exchange) out of the Existing Fund sub-account to one or more other sub-accounts without the transfer (or exchange) being treated as one of a limited number of permitted transfers (or exchanges) or a limited number of transfers (or exchanges) permitted without a transfer charge. The supplement also will inform Contract owners that the Insurance Company will not exercise any rights reserved under any Contract to impose additional restrictions on transfers until at least 30 days after the proposed substitutions. The supplement will advise Contract owners that for at least 30 days following the proposed substitutions, the Insurance Companies will permit Contract owners affected by the substitutions to make one transfer of Contract value (or annuity unit exchange) out of the Replacement Fund sub-account to one or more other sub-accounts without the transfer (or exchange) being treated as one of a limited number of permitted transfers (or exchanges) or a limited number of transfers (or exchanges) permitted without a transfer charge.

The proposed substitution will take place at relative net asset value with no change in the amount of any Contract owner’s Contract value or death benefit or in the dollar value of his or her investment in the Separate Accounts.

The substitution will be effected by a combination of in-kind and cash transactions. It is anticipated that the majority of the transactions will be effected in-kind, with the remainder being effected in cash. With respect to in-kind transactions, it is intended that, after receipt of the Insurance Companies’ redemption request, the Existing Fund will redeem shares it holds in the FT Underlying Funds, which request will be fulfilled by the FT Underlying Funds primarily in the form of underlying securities. The Existing Fund will then fulfill the Insurance Companies’ redemption request with these in-kind securities received from the FT Underlying Funds.  These in-kind securities will then be contributed to the Replacement Fund to purchase shares of that Fund. All in-kind redemptions from the Existing Fund of which any of the Substitution Applicants is an affiliated person will be effected in accordance with the conditions set forth in the Commission’s no-action letter issued to Signature Financial Group, Inc. (available December 28, 1999). In-kind purchases of shares of the Replacement Fund will be conducted as described in Section V of this Application. To the extent that the redemption request cannot be completed wholly through in-kind securities, the remainder of the substitution will be effected through the Insurance Companies’ redeeming shares of the Existing Fund for cash and using the cash to purchase shares of the Replacement Fund.

Contract owners will not incur any fees or charges as a result of the proposed substitution, nor will their rights or an Insurance Company’s obligations under the Contracts be altered in any way. All expenses incurred in connection with the proposed substitution, including brokerage, legal, accounting, and other fees and expenses, will be paid by the Insurance Companies. In addition, the proposed substitution will not impose any tax liability on Contract owners. The proposed substitution will not cause the Contract fees and charges currently being paid by existing Contract owners to be greater after the proposed substitution than before the proposed substitution. No fees will be charged on the transfers made at the time of the proposed substitution because the proposed substitution will not be treated as a transfer for the purpose of assessing transfer charges or for determining the number of remaining permissible transfers in a Contract year.

In addition to the prospectus supplements distributed to owners of Contracts, within five business days after the proposed substitution is completed, Contract owners will be sent a written notice (substantially in the form attached as Exhibit C) informing them that the substitution was carried out and that they may make one transfer of all Contract value under a Contract invested in any one of the sub-accounts on the date of the notice to one or more other sub-accounts available under their Contract at no cost and without regard to the usual limit on the frequency of transfers among sub-accounts or from the variable account options to the fixed account options. The notice will also reiterate that (other than with respect to “market timing” activity) the Insurance Company will not exercise any rights reserved by it under the Contracts to impose additional restrictions on transfers or to impose any charges on transfers until at least 30 days after the proposed substitution. The Insurance Companies will also send each Contract owner a current prospectus for the Replacement Fund to the extent that they have not previously received a copy.

Each  Insurance Company also is seeking approval of the proposed substitution from any state insurance regulators whose approval may be necessary or appropriate.

7 The Replacement Fund has no assets and has not yet commenced operations as of the date hereof.  The estimated fees and expenses of the Replacement Fund are, however, based in part on assumed average daily net assets of approximately $2.6 billion for the Replacement Fund (i.e., the approximate amount of net assets that would have been acquired from the Existing Fund had the Substitution been completed as of December 31, 2010) for the fiscal period ending December 31, 2012.

8 Estimate based in part on assumed average daily net assets of approximately $2.6 billion for the Replacement Fund for the fiscal period ending December 31, 2012.  As used in connection with the Replacement Fund, “other expenses” includes expenses for accounting and valuation services, custodian fees, audit and legal fees, transfer agency fees, fees paid to non-interested Trustees, and certain other miscellaneous items.  The Trust has also entered into arrangements with the issuers of the variable insurance products offering the Replacement Fund under which the Trust will compensate such issuers for providing ongoing services to Replacement Fund  shareholders (e.g., the printing and mailing of Trust prospectuses and shareholder reports) in lieu of the Trust providing such services directly to shareholders. The contractual administrative services fee is 0.10% of the Replacement Fund’s average daily net assets, subject to the current asset-based voluntary waivers applicable to that fee. These asset-based voluntary waivers will remain in effect through June 30, 2012.

9 The administrator has contractually agreed to waive or assume certain expenses so that common expenses of the Fund (excluding rule 12b-1 fees and acquired fund fees and expenses) to do not exceed 0.10% (other than certain non-routine expenses), until April 30, 2012.

10 Total annual Fund operating expenses differ from the ratio of expenses to average net assets shown in the Financial Highlights of the Existing Fund’s prospectus, which reflect the operating expenses of the Fund and do not include acquired fund fees and expenses.

IV.	REQUEST FOR AN ORDER OF APPROVAL UNDER SECTION 26(c)

The Substitution Applicants request that the Commission issue an order pursuant to Section 26(c) of the Act approving the substitution by the Insurance Companies of shares held by the Separate Accounts as described in Section II.A.

A.	Applicable Law

The Substitution Applicants request that the Commission issue an order pursuant to Section 26(c) of the Act approving the proposed substitution. Section 26(c) of the Act requires the depositor of a registered unit investment trust holding the securities of a single issuer to obtain Commission approval before substituting the securities held by the trust. Specifically, Section 26(c) states:

It shall be unlawful for any depositor or trustee of a registered unit investment trust holding the security of a single issuer to substitute another security for such security unless the Commission shall have approved such substitution. The Commission shall issue an order approving such substitution if the evidence establishes that it is consistent with the protection of investors and the purposes fairly intended by the policy and provision of this title.

Section 26(c) was added to the Act by the Investment Company Act Amendments of 1970. Prior to the enactment of the 1970 amendments, a depositor of a unit investment trust could substitute new securities for those held by the trust by notifying the trust’s security holders of the substitution within five days of the substitution. In 1966, the Commission, concerned with the high sales charges then common to most unit investment trusts and the disadvantageous position in which such charges placed investors who did not want to remain invested in the Replacement Fund,11 recommended that Section 26 be amended to require that a proposed substitution of the underlying investments of a trust receive prior Commission approval.12

Congress responded to the Commission’s concerns by enacting Section 26(c) to require that the Commission approve all substitutions by the depositor of investments held by the unit investment trusts. The Senate Report on the bill explained the purpose of the amendment as follows:

The proposed amendment recognizes that in the case of the unit investment trust holding the securities of a single issuer, notification to shareholders does not provide adequate protection since the only relief available to the shareholders, if dissatisfied, would be to redeem their shares. A shareholder who redeems and reinvests the proceeds in another unit investment trust or in an open-end company would under most circumstances be subject to a new sales load. The proposed amendment would close this gap in shareholder protection by providing for Commission approval of the substitution. The Commission would be required to issue an order approving the substitution if it finds the substitution consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.13

The proposed substitution appears to involve the substitution of securities within the meaning of Section 26(c) of the Act.  The Substitution Applicants, therefore, request an order from the Commission pursuant to Section 26(c) approving the proposed substitution.14

B.	Basis for an Order

The Contracts permit the applicable Insurance Company, subject to compliance with applicable law, to substitute shares of another investment company for shares of an investment company held by a sub-account of the Separate Accounts. The prospectuses for the Contracts and the Separate Accounts contain appropriate disclosure of this right.

     The Replacement Fund is anticipated to have a lower total expense ratio than the Existing Fund.

The Insurance Companies believe that it is in the best interests of the Contract owners to substitute the Replacement Fund for the Existing Fund.  The Substitution Applicants believe that the FT Subadvisers will, over the long term, be positioned to provide at least comparable performance to that of the Existing Fund through their equal investments in the Underlying FT Funds because the Underlying FT Funds are managed by the same entities.

In addition to the foregoing, the Substitution Applications generally submit that the proposed substitution meets the standards that the Commission and its staff have applied to similar substitutions that the Commission has in the past approved.15

The proposed substitution is not of the type that Section 26(c) was designed to prevent. Unlike traditional unit investment trusts where a depositor could only substitute an investment security in a manner which permanently affected all the investors in the trust, the Contracts provide each Contract owner with the right to exercise his or her own judgment and transfer Contract or cash values into other sub-accounts. Moreover, the Contracts will offer Contract owners the opportunity to transfer amounts out of the affected sub-accounts into any of the remaining sub-accounts without cost or other disadvantage. The proposed substitution, therefore, will not result in the type of costly forced redemption which Section 26(c) was designed to prevent.

The proposed substitution also is unlike the type of substitution which Section 26(c) was designed to prevent in that by purchasing a Contract, Contract owners select much more than a particular investment company in which to invest their account values. They also select the specific type of insurance coverage offered by an Insurance Company under their Contract as well as numerous other rights and privileges set forth in the Contract.

C.	Request for an Order

The Substitution Applicants request an order of the Commission pursuant to Section 26(c) of the Act approving the proposed substitution by the Insurance Companies.

V.	REQUEST FOR AN ORDER UNDER SECTION 17(b)

The Section 17 Applicants request an order under Section 17(b) of the Act exempting them from the provisions of Section 17(a) to the extent necessary to permit the Insurance Companies to carry out the proposed substitution as described herein.

A.	Applicable Law

Section 17(a)(1) of the Act, in relevant part, prohibits any affiliated person of a registered investment company, or any affiliated person of such person, acting as principal, from knowingly selling any security or other property to that company. Section 17(a)(2) of the Act generally prohibits the persons described above, acting as principals, from knowingly purchasing any security or other property from the registered company.

Section 2(a)(3) of the Act defines the term “affiliated person of another person” in relevant part as:

(A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person;… (E) if such other person is an investment company, any investment adviser thereof… .

Section 2(a)(9) of the Act states that any person who owns beneficially, either directly or through one or more controlled companies, more than 25% of the voting securities of a company shall be presumed to control such company.

Because shares held by a separate account of an insurance company are legally owned by the insurance company, the Insurance Companies and their affiliates collectively own of record substantially all of the shares of each of the various series of AST (and will also own such with respect to the Replacement Fund upon its commencement of operations). Therefore, AST and each of its respective series could be deemed to be under the control of the Insurance Companies for purposes of the Act, notwithstanding the fact that Contract owners may be considered the beneficial owners of those shares held in the Separate Accounts for certain purposes. If AST and each of its respective series are deemed to be under the control of the Insurance Companies for purposes of the Act, then each Insurance Company could be deemed to be  an affiliated person of AST and each of  its respective series within the meaning of Section 2(a)(3) of the Act. Likewise if the Insurance Companies are deemed to control AST and each of its respective series for purposes of the Act , then AST and each of  its respective series, could be deemed to be  affiliated persons of the Insurance Companies within the meaning of Section 2(a)(3) of the Act.

Regardless of whether or not the Insurance Companies are considered to control AST and each of its respective series within the meaning of Section 2(a)(9) of the Act, because the Insurance Companies own of record more than 5% of the shares of each series of AST, the Insurance Companies could be deemed to be  affiliated persons of AST and each of its respective series within the meaning of Section 2(a)(3) of the Act. Likewise, because more than 5% of the shares of each series of AST are owned of record by the Insurance Companies, AST and each of its respective series could be deemed to be affiliated persons of the Insurance Companies within the meaning of Section 2(a)(3) of the Act.

Notwithstanding the foregoing, because the Insurance Companies and the Investment Managers are under the common control of Prudential Financial, the Insurance Companies could be deemed to be affiliated persons of an affiliated person (i.e., the Investment Managers) of a registered investment company (i.e., AST and each of its respective series) for purposes of Section 17(a) of the Act.

Because the substitution may be effected, in whole or in part, by means of in-kind redemptions of shares of the Existing Fund and in-kind purchases of shares of the Replacement Fund, the substitution may be deemed to involve one or more purchases or sales of securities or property between affiliated persons. The proposed transactions may involve a transfer of portfolio securities held by the Underlying FT Funds through the Existing Fund to the Insurance Companies; immediately thereafter, the Insurance Companies would purchase shares of the Replacement Fund with such portfolio securities that were received through the Existing Fund. Accordingly, as the Insurance Companies and the Existing Fund, and the Insurance Companies and the Replacement Fund, could be viewed as first-tier or second- tier affiliates  of one another under Section 2(a)(3) of the Act, it is conceivable that this aspect of the substitutions could be viewed as being prohibited by Section 17(a) of the Act. As a result, the Section 17 Applicants have determined that it is prudent to seek relief from Section 17(a) in the context of this Application for the in-kind purchases of Replacement Fund shares by the Insurance Companies and the in-kind sales of Replacement Fund shares to the Insurance Companies.

Section 17(b) of the Act provides that the Commission may, upon application, grant an order exempting any transaction from the prohibitions of Section 17(a) if the evidence establishes that:

(1) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned;

(2) the proposed transaction is consistent with the policy of each registered investment company concerned, as recited in its registration statement and records filed under the Act; and

(3) the proposed transaction is consistent with the general purposes of the Act.

B.	Basis for a Section 17(b) Order

The Section 17 Applicants submit that for all the reasons in Sections II.B, II.D and III the terms of the proposed in-kind purchases of shares of the Replacement Fund by the Insurance Companies, including the consideration to be paid and received, as described in this Application, are reasonable and fair and do not involve overreaching on the part of any person concerned. The Section 17 Applicants also submit that the proposed in-kind purchases by the Insurance Companies of Replacement Fund shares are consistent with the policies of AST and the Replacement Fund as recited in their current registration statements and reports filed under the Act. Finally, the Section 17 Applicants submit that the proposed substitution is consistent with the general purposes of the Act.

1.	Reasonableness and Fairness and the Absence of Overreaching

To the extent that the in-kind purchases by the Insurance Company of the Replacement Fund’s shares are deemed to involve principal transactions   among first-tier or second-tier affiliates for purposes of Section 17(a) of the Act,, the procedures described below should be sufficient to assure that the terms of the proposed transactions are reasonable and fair to all participants. The Section 17 Applicants maintain that the terms of the proposed in-kind purchase transactions, including the consideration to be paid and received by each fund involved, are reasonable, fair and do not involve overreaching principally because the transactions will conform with all but one of the conditions enumerated in Rule 17a-7. The proposed transactions will take place at relative net asset value in conformity with the requirements of Section 22(c) of the Act and Rule 22c-1 thereunder with no change in the amount of any Contract owner’s contract value or death benefit or in the dollar value of his or her investment in any of the Separate Accounts. Contract owners will not suffer any adverse tax consequences as a result of the substitution. The fees and charges under the Contracts will not increase because of the substitution. Even though the Separate Accounts, the Insurance Companies, and AST may not rely on Rule 17a-7, the Section 17 Applicants believe that the Rule’s conditions outline the type of safeguards that result in transactions that are fair and reasonable to registered investment company participants and preclude overreaching in connection with an investment company by its affiliated persons.

When the Commission first proposed,17 and then adopted,18 Rule 17a-7, it noted that the purpose of the Rule was to eliminate the filing and processing of applications “in circumstances where there appears to be no likelihood that the statutory finding for a specific exemption under Section 17(b) could not be made” by establishing “conditions as to the availability of the exemption to those situations where the Commission, upon the basis of its experience, considers that there is no likelihood of overreaching of the investment companies participating in the transaction.” The Section 17 Applicants assert that where, as here, they or the relevant investment company would comply in substance with most, but not all of the conditions of the Rule, the Commission should consider the extent to which they would meet these or other similar conditions and issue an order if the protections of the Rule would be provided in substance.

In this regard, the Commission explained its concerns with transactions of the type covered by Rule 17a-7 when it amended the Rule in 1981 to also exempt certain purchase and sale transactions between an investment company and a non-investment company affiliate. Previously, the Rule had only exempted transactions between investment companies and series of investment companies. Its expansion to cover transactions between an investment company (or series thereof) and a non-investment company affiliate demonstrates that such transactions can be reasonable and fair and not involve overreaching. The Commission stated:

The Commission is concerned that this practice — left unregulated and in violation of Section 17(a) — could result in serious harm to registered investment companies. For example, an unscrupulous investment adviser might “dump” undesirable securities on a registered investment company or transfer desirable securities from a registered investment company to another more favored advisory client in the complex. Moreover, the transaction could be effected at a price which is disadvantageous to the registered investment company.

Nevertheless, upon considering the matter, the Commission believes that it would be appropriate to exempt by rulemaking certain of these transactions provided that certain conditions, described below, are met. Accordingly, the Commission proposes to amend Rule 17a-7 to exempt certain transactions which heretofore have not been exempted by the rule, both with respect to the persons which could participate in the transaction, and the securities which could be purchased and sold. The Commission has determined that the proposed expansion of the rule is consistent with the existing rule’s purposes (1) to eliminate the necessity of filing and processing applications under circumstances where there appears to be little likelihood that the statutory finding for a specific exemption under Section 17(b) of the Act could not be made, and (2) to permit investment companies which heretofore had chosen to avoid the application procedures of Section 17(b) of the Act by purchasing and selling securities on the open market, thereby incurring actual brokerage charges, to avoid the payment of brokerage commissions by effecting such transactions directly. Moreover, the proposed amendment would enhance the role of disinterested directors as watchdogs to protect shareholder interest.19

2.	Consistency With the Policy of the Replacement Fund

The sale of shares of Replacement Fund for investment securities, as contemplated by the proposed Insurance Company in-kind purchases, is consistent with the investment policies and restrictions of the Replacement Fund because (1) the shares are sold at their net asset value,  (2) each of the FT Subadvisers also serves as the investment manager for the relevant Underlying FT Fund, (3) each of the FT Subadvisers will implement the same investment strategy for the Replacement Fund that it uses to manage the corresponding Underlying FT Fund, and (4) the assets of the Replacement Fund will be equally divided among the three relevant investment strategies in exactly the same manner as the Existing Fund equally divides its assets among the three Underlying FT Funds. The portfolio securities are of the type and quality that the Replacement Fund would have acquired with the proceeds from the sale of shares of the Existing Fund  had the shares of the Existing Fund been sold for cash. To assure that this condition is met, as applicable, the Investment Managers and the subadvisers for the Replacement Fund will examine the portfolio securities being offered to the Replacement Fund and accept only those securities as consideration for shares that it would have acquired for each such fund in a cash transaction.

3.	Consistency With the General Purposes of the Act

The proposed Insurance Company in-kind purchases, as described herein, are consistent with the general purposes of the Act as stated in the Findings and Declaration of Policy in Section 1 of the Act. The proposed transactions do not present any of the conditions or abuses that the Act was designed to prevent. In particular, Sections 1(b)(2) and (3) of the Act state, among other things, that the national public interest and the interest of investors are adversely affected “when investment companies are organized, operated, managed, or their portfolio securities are selected in the interest of directors, officers, investment advisers, depositors, or other affiliated persons thereof, or in the interests of other investment companies or persons engaged in other lines of business, rather than in the interest of all classes of such companies’ security holders; .when investment companies issue securities containing inequitable or discriminatory provisions, or fail to protect the preferences and privileges of the holders of their outstanding securities…”. For all the reasons stated in Sections II, III, and IV of this Application, the abuses described in Sections 1(b)(2) and (3) of the Act will not occur in connection with the proposed in-kind purchases.

The Commission has previously granted exemptions from Section 17(a) in circumstances substantially similar in all material respects to those presented in this Application to applicants affiliated with an open-end management investment company that proposed to purchase shares issued by the company with investment securities of the type that the company might otherwise have purchased for its portfolio. In these cases, the Commission issued an order pursuant to Section 17(b) of the Act where the expense of liquidating such investment securities and using the cash proceeds to purchase shares of the investment company would have reduced the value of investors’ ultimate investment in such shares.

4.	Specific Representations and Request for an Order

The Section 17 Applicants request that the Commission issue an order pursuant to Section 17(b) of the Act exempting the Separate Accounts, the Insurance Companies, AST,  and the Replacement Fund from the provisions of Section 17(a) of the Act to the extent necessary to permit the Insurance Companies on behalf of the Separate Accounts to carry out, as part of the substitutions, the in-kind purchase of shares of the Replacement Funds which may be deemed to be prohibited by Section 17(a) of the Act.

The Section 17 Applicants represent that the proposed in-kind purchases meet all of the requirements of Section 17(b) of the Act and that an exemption should be granted, to the extent necessary, from the provisions of Section 17(a).

VI.	COMMUNICATIONS

Please address all communications concerning this application and Notice and Order to:

Raymond A. O’Hara III
Vice President, Corporate Counsel
Law Department
The Prudential Insurance Company of America
               One Corporate Drive
               Shelton, CT 06484

John P. Schwartz
Vice President and Corporate Counsel
The Prudential Insurance Company of America
Gateway Center Three
100 Mulberry Street
Newark, NJ 07102

VII.
PROCEDURAL MATTERS

1. Pursuant to Rule 0-2(f)  under the 1940 Act, the Applicants, including the Section 17 Applicants, state that written or oral communications regarding this Application should be directed to individuals and addresses specified on the cover of this Application.
2. The Applicants, including the Section 17 Applicants, desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.
3. Statements of Authorization and Verifications required by Rule 0-2(d) with respect to the filing of this Application by the respective Applicants, including the Section 17 Applicants, are attached hereto.
4. All requirements of the charter documents of each Applicant, including each Section 17 Applicant, have been complied with in connection with the execution and filing of this Application and each person signing the Application is fully authorized to do so.
5. Pursuant to Rule 0-2(c), the Resolutions authorizing the officers of each Applicant, including each Section 17 Applicant, to sign and file the Application are attached hereto as Exhibit A.  These resolutions remain in full force and effect and are hereby incorporated by reference.

VIII.	CONCLUSION

For the foregoing reasons set forth in this Application, the Substitution Applicants state that the proposed substitutions and the related transactions meet the standards of Section 26(c) of the Act and respectfully request that the Commission issue an order of approval pursuant to Section 26(c) of the Act and that such order be made effective as soon as possible. The Section 17 Applicants further state that the proposed transactions described herein are consistent with the standards of Section 17(b) of the Act and respectfully request that the Commission issue an order of exemption pursuant to Section 17(b) of the Act.

11 In the years leading up to its 1966 recommendation, the Commission took the position that the substitution of portfolio securities of a unit investment trust constituted an offer of exchange under Section 11 of the Act requiring prior Commission approval. The Commission proposed Section 26(c) in order to specifically address substitutions by unit investment trusts which previously had been scrutinized under Section 11 of the Act. See House Committee on Interstate and Foreign Commerce, Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess. 337 (1966).

12 See id.

13 S. Rep. No. 184, 91st Cong. 1st Sess. 41 (1969).

14 While Section 26(c), by its terms, applies only to a unit investment trust holding the securities of one issuer, the Commission has interpreted Section 26(c) to apply to a substitution of securities in any sub-account of a registered separate account. Adoption of Permanent Exemptions from Certain Provisions of the Investment Company Act of 1940 for Registered Separate Accounts and Other Persons, Investment Company Act Rel. No. 12678 (Sept. 21, 1982) (emphasis added).

15 See, e.g.,Country Investors Life Assurance Company, et al., Inv. Co. Act Rel. No. 29717 (July 7, 2011) (order), Inv. Co. Act Rel. No. 29691 (June 9, 2011)(notice);National Life Insurance Company, et al., Inv. Co. Act Rel. No. 29662 (April 29, 2011) (order), Inv. Co. Act Rel. No. 29627 (April 7, 2011) (notice); MetLife Insurance Company of Connecticut, et al., Inv. Co. Act Rel. No. 29570 (January 24, 2011) (order), Inv. Co. Act Rel. No. 29544 (December 28, 2010) (notice); Nationwide Life Insurance Company, et al., Inv. Co. Act Rel. No. 29505 (November 22, 2010) (order), Inv. Co. Act Rel. No. 29486 (October 25, 2010) (notice); AXA Equitable Life Insurance Company, et al., Inv. Co. Act Rel. No. 29372 (July 29, 2010) (order), Inv. Co. Act Rel. No. 29338 (July 7, 2010) (notice); MetLife Insurance Company of Connecticut, et al., Inv. Co. Act Rel. No 29211 (April 20, 2010) (order), Inv. Co. Act Rel. No. 29190 (March 25, 2010) (notice); Nationwide Life Insurance Company, et al., Inv. Co. Act Rel. No. 28815 (July 8, 2009) (order), Inv. Co. Act Rel. No. 28767 (June 12, 2009) (notice); MetLife Insurance Company of Connecticut, et al., Inv. Co. Act Rel. No. 28699 (April 20, 2009) (order); Inv. Co. Act Rel. No. 28678 (March 25, 2009) (notice); Sun Life Assurance Company of Canada (U.S.), et al., Inv. Co. Act Rel. No. 28607 (Jan. 22, 2009) (order), Inv. Co. Act Rel. No. 28570 (Dec. 23, 2008) (notice); RiverSource Life Insurance Company, et al., Inv. Co. Act Rel. No. 28575 (Dec. 30, 2008) (order), Inv. Co. Act Rel. No. 28527 (Dec. 4, 2008) (notice); Allianz Life Insurance Company of North America, et al., Inv. Co. Act Rel. No. 28521 (Nov. 25, 2008) (order), Inv. Co. Act Rel. No. 28480 (Oct. 30, 2008) (notice); Allianz Life Insurance Company of North America, et al., Inv. Co. Act Rel. No. 28384 (Sept. 19, 2008) (order), Inv. Co. Act Rel. No. 28369 (Aug. 28, 2008) (notice); The Penn Mutual Life Insurance Company, et al. , Inv. Co. Act Rel. No. 2834 (July 25, 2008) (order), Inv. Co. Act Rel. No. 28328 (July 2, 2008) (notice); MetLife Insurance Company of Connecticut, et al., Inv. Co. Act Rel. No. 28236 (April 16, 2008) (order), Inv. Co. Act Rel. No 28190 (March 10, 2008) (notice); MetLife Insurance Company of Connecticut, et al., Inv. Co. Act Rel. No. 27810 (April 30, 2007) (order), Inv. Co. Act Rel. No. 27778 (April 6, 2007) (notice); The Travelers Insurance Company, et al. and MetLife Insurance Company et al., Inv. Co. Act Rel. No. 27307 (April 27, 2006) (order), Inv. Co Act Rel. No. 27278 (March 31, 2006) (notice); MetLife Investors Insurance Company, et al., Inv. Co. Act Rel. No. 26863 (April 29, 2005) (order), Inv. Co. Act Rel. No. 26829 (April 7, 2005) (notice); ING USA Annuity & Life Insurance Company, et. al., Inv. Co. Act Rel. No. 26711 (December 20, 2004) (order), Inv. Co. Act Rel. No. 26682 (November 23, 2004) (notice); Integrity Life Insurance Company, et.al., Inv. Co. Act Rel. No. 26445 (May 7, 2004) (order), Inv. Co. Act Rel. No. 26411 (April 5, 2004) (notice).

16 The Signature no action letter cannot be used by the Replacement Funds with respect to sales of their shares to the Insurance Companies in exchange for securities rather than cash.

17 Inv. Co. Act Rel. No. 4604 (May 20, 1966).

18 Inv. Co. Act Rel. No. 4697 (September 8, 1966).

19 Inv. Co. Act Rel. No. 11136 (April 21, 1980) (proposing release).

AUTHORIZATION AND SIGNATURES

The making of this Application on behalf of Pruco Life Insurance Company and Pruco Life Flexible Premium Variable Annuity Account has been authorized by the Board of Directors of Pruco Life Insurance Company by the appropriate action duly taken on June 16, 1995, with respect to Pruco Life Insurance Company and Pruco Life Flexible Premium Variable Annuity Account.  Certified copies of these resolutions are attached as Exhibit A to this Application.  Pruco Life Insurance Company has authorized this Application to be duly signed on its behalf and on behalf of the Separate Account in the State of Connecticut on the 2nd day of December, 2011.

PRUCO LIFE INSURANCE COMPANY

PRUCO LIFE FLEXIBLE PREMIUM VARIABLE
ANNUITY ACCOUNT

By:  Pruco Life Insurance Company

By:  /s/Timothy S. Cronin
Timothy S. Cronin
Vice President

AUTHORIZATION AND SIGNATURES

The making of this Application on behalf of Pruco Life Insurance Company of New Jersey and Pruco Life of New Jersey Flexible Premium Variable Annuity Account has been authorized by the Board of Directors of Pruco Life Insurance Company by the appropriate action duly taken on May 20, 1996, with respect to Pruco Life Insurance Company of New Jersey and Pruco Life of New Jersey Flexible Premium Variable Annuity Account.  Certified copies of these resolutions are attached as Exhibit A to this Application.  Pruco Life Insurance Company of New Jersey has authorized this Application to be duly signed on its behalf and on behalf of the Separate Account in the State of Connecticut on the 2nd day of December, 2011.

PRUCO LIFE INSURANCE COMPANY OF
NEW JERSEY

PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

By:  Pruco Life Insurance Company of New Jersey

By:  /s/Timothy S. Cronin
Timothy S. Cronin
Vice President

AUTHORIZATION AND SIGNATURES

The making of this Application on behalf of Prudential Annuities Life Assurance Corporation and Prudential Annuities Life Assurance Corporation Variable Account B has been authorized by the Board of Directors of Prudential Annuities Life Assurance Corporation by the appropriate action duly taken on November 25, 1987, with respect to Prudential Annuities Life Assurance Corporation and Prudential Annuities Life Assurance Corporation Variable Account B.  Certified copies of these resolutions are attached as Exhibit A to this Application.  Prudential Annuities Life Assurance Corporation has authorized this Application to be duly signed on its behalf and on behalf of the Separate Account in the State of Connecticut on the 2nd day of December, 2011.

PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION

PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B

By:  Prudential Annuities Life Assurance Corporation

By:  /s/Timothy S. Cronin
Timothy S. Cronin
Senior Vice President

AUTHORIZATION AND SIGNATURES

The making of this Application on behalf of Advanced Series Trust (the Trust) has been authorized by the Board of Trustees of the Trust (the Board) by the appropriate action duly taken at a meeting of the Board held on September 26-28, 2011.  Certified copies of these resolutions are attached as Exhibit A to this Application.  The Trust has authorized this Application to be duly signed on its behalf on the 1st day of December, 2011.

ADVANCED SERIES TRUST

   By:  /s/John P. Schwartz
 John P. Schwartz
 Assistant Secretary

VERIFICATION

The undersigned states that he has duly executed the attached Application dated December 9, 2011 for and on behalf of:

Pruco Life Insurance Company
Pruco Life Flexible Premium Variable Annuity Account
Pruco Life Insurance Company of New Jersey
Pruco Life of New Jersey Flexible Premium Variable Annuity Account

that he is Vice President of Pruco Life Insurance Company and Pruco Life Insurance Company of New Jersey; and that all actions by shareholders, and other bodies necessary to authorize the undersigned to execute and file this Application have been taken. The undersigned further states that he is familiar with such Application, and the contents thereof, and the facts set forth therein are true to the best of his/her knowledge, information and belief.

/s/Timothy S. Cronin
Timothy S. Cronin
Vice President

VERIFICATION

The undersigned states that he has duly executed the attached Application dated December 9, 2011 for and on behalf of:

Prudential Annuities Life Assurance Corporation
Prudential Annuities Life Assurance Corporation Variable Account B

that he is Senior Vice President of Prudential Annuities Life Assurance Corporation; and that all actions by shareholders, and other bodies necessary to authorize the undersigned to execute and file this Application have been taken. The undersigned further states that he is familiar with such Application, and the contents thereof, and the facts set forth therein are true to the best of his/her knowledge, information and belief.

/s/Timothy S. Cronin
Timothy S. Cronin
Senior Vice President

VERIFICATION

The undersigned states that he/she has duly executed the attached Application dated December 9, 2011 for and on behalf:

Advanced Series Trust

that he is Assistant Secretary of Advanced Series Trust; and that all actions by shareholders, trustees, and other bodies necessary to authorize the undersigned to execute and file this Application have been taken. The undersigned further states that he is familiar with such Application, and the contents thereof, and the facts set forth therein are true to the best of his knowledge, information and belief.

/s/John P. Schwartz
John P. Schwartz
Assistant Secretary of Advanced Series Trust

EXHIBIT A

PRUCO LIFE INSURANCE COMPANY

SECRETARY’S CERTIFICATE

I, Charles C. Sprague, a duly elected Assistant Secretary of Pruco Life Insurance Company (the “Company”), an Arizona corporation, hereby certify that, as such, I am authorized to execute this Certificate on behalf of the Company, and I hereby further certify that the attached hereto is a true, correct and complete copy of resolution R-750 Establishment of Separate Account (the “Resolution”), dated June 16, 1995.  Since June 16, 1995, no action has been taken by the Company or any officers, directors or shareholders of the Company to authorize or affect any amendments to such Resolution.

IN WITNESS WHEREOF, I have hereunto affixed my official signature and the seal of said Company.

DATE:  December 5, 2011

(seal)

/s/Charles C. Sprague
Name:  Charles C. Sprague
Title:    Assistant Secretary

PRUCO LIFE INSURANCE COMPANY

Action by Executive Committee of the

Board of Directors by Unanimous Consent

Pursuant to Section 4.12 of Article IV of the By-laws of Pruco Life Insurance Company, an Arizona corporation, and pursuant to Section 10-044 of the Arizona General Corporation Law, the undersigned, being or acting for all of the regular members of the Executive Committee of the Board of Directors of such Company, hereby consent to and adopt the following resolutions:

R-750 Establishment of Separate Account

RESOLVED, that the Company hereby establishes, pursuant to Section 20-651 of the Arizona Insurance Code, a variable contract account to be designated initially as the "Pruco Life Flexible Premium Variable Annuity Account" (hereinafter in these resolutions referred to as the "Account"); and

FURTHER RESOLVED, that the Company shall receive and hold in the Account amounts arising from (i) purchase payments received pursuant to certain Individual Variable Annuity Contracts ("Variable Contracts") of the Company sold as part of its Individual Variable Annuity Program ("Program") which may also include contracts for (A) tax-qualified pension and profit sharing plans, (B) retirement plans for self-employed individuals, (C) individual retirement accounts and annuities, (D) simplified employee pension plans, (E) public employee deferred compensation plans, and (F) tax-deferred annuity plans, and (ii) such assets of the Company as the proper officers of the Company may deem prudent and appropriate to have invested in the same manner as the assets applicable to its reserve liability under Variable Contracts and lodged in the Account; such amounts and the dividends, interest and gains produced thereby shall be invested and reinvested, subject to the rights of the holders of such Variable Contracts, (i) in shares of The Prudential Series Fund, Inc., an open-end diversified management investment company of the series type, at the net asset value of such shares at the time of acquisition and (ii) in shares of such other open-end diversified management investment companies as may be determined from time to time by the proper officers of the Company, at the net asset value of such shares at the time of acquisition; and

FURTHER RESOLVED, that the Account shall be registered as a unit investment trust under the Investment Company Act of 1940, and that the proper officers of the Company be and they hereby are authorized to sign and file, or cause to be filed, with the Securities and Exchange Commission a registration statement, on behalf of the Account, as registrant, under the Investment Company Act of 1940 ("Investment Company Act Registration"), and to sign and file, or cause to be filed, an application, including any amendments thereto, for an order under Section 6(c) of the Investment Company Act of 1940 for such exemptions from the provisions of that Act as may be necessary or desirable ("Investment Company Act Application"); and

FURTHER RESOLVED, that the Company shall as part of its Program sell Variable Contracts on a variable basis and that the proper officers of the Company be and they hereby are authorized to sign and file, or cause to be filed, with the Securities and Exchange Commission, on behalf of the Company, as issuer, a registration statement, including the financial statements and schedules, exhibits and form of prospectus required as a part thereof, for the registration of the offering and sale of such Variable Contracts, to the extent they represent participating interests in the Account, under the Securities Act of 1933 ("Securities Act Registration"); and to pay the registration fees required in connection therewith; and

FURTHER RESOLVED, that the proper officers of the Company are authorized and directed to sign and file, or cause to be filed, such amendment or amendments of such Investment Company Act Registration, Investment Company Act Application and Securities Act Registration as they may find necessary or advisable from time to time; and

FURTHER RESOLVED, that the signature of any director or officer required by law to affix his signature to such Investment Company Act Registration, Investment Company Act Application and Securities Act Registration, or to any amendment thereof, may be affixed by said director or officer personally, or by an attorney-in-fact duly constituted in writing by said director or officer to sign his name thereto; and

FURTHER RESOLVED, that the Chief Legal Officer of the Company is appointed agent of the Company to receive any and all notices and communications from the Securities and Exchange Commission relating to such Investment Company Act Registration, Investment Company Act Application and Securities Act Registration and any and all amendments thereof; and

FURTHER RESOLVED, that the proper officers of the Company be and they hereby are authorized to take whatever steps may be necessary or desirable to comply with such of the laws and regulations of the several states as may be applicable to the Company's Program; and

FURTHER RESOLVED, that the proper officers of the Company be and they hereby are authorized, in the name and on behalf of the Company, to execute and deliver such corporate documents and certificates and to take such further action as may be necessary or desirable, including, but not limited to, the payment of applicable fees, in order to effectuate the purposes of the foregoing resolutions or any of them.

Dated: June 16, 1995

 ESTHER H. MILNES

Esther H. Milnes

ROBERT P. HILL
 Robert P. Hill

I. EDWARD PRICE
 I. Edward Price

PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY

SECRETARY’S CERTIFICATE

I, Charles C. Sprague, a duly elected Assistant Secretary of Pruco Life Insurance Company of New Jersey (the “Company”), a New Jersey corporation, hereby certify that, as such, I am authorized to execute this Certificate on behalf of the Company, and I hereby further certify that the attached hereto is a true, correct and complete copy of resolution R-339 Establishment of Separate Account (the “Resolution”), dated May 20, 1996.  Since May 20, 1996, no action has been taken by the Company or any officers, directors or shareholders of the Company to authorize or affect any amendments to such Resolution.

IN WITNESS WHEREOF, I have hereunto affixed my official signature and the seal of said Company.

DATE:  December 6, 2011

(seal)

/s/Charles C. Sprague
Name:  Charles C. Sprague
Title:    Assistant Secretary

PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY

Action by Executive Committee of the

Board of Directors by Unanimous Consent

Pursuant to Section 9 of Article II of the Bylaws of Pruco Life Insurance Company of New Jersey (the "Company"), a New Jersey corporation, the undersigned, being or acting for all of the regular members of the Executive Committee of the Board of Directors of such corporation hereby consent to and adopt the following resolutions:

R-339 ESTABLISHMENT OF SEPARATE ACCOUNT

RESOLVED, that the Company hereby establishes, pursuant to Section 17B:28-7 of the Revised Statutes of New Jersey, a variable contract account to be designated initially as the "Pruco Life of New Jersey Flexible Premium Variable Annuity Account" (hereinafter in these resolutions referred to as the "Account"); and

FURTHER RESOLVED, that the Company shall receive and hold in the Account amounts arising from (i) purchase payments received pursuant to certain individual variable annuity contracts ("Variable Contracts") of the Company sold as part of its Individual Variable Annuity Program ("Program") which may also include contracts for (A) tax-qualified pension and profit-sharing plans, (B) retirement plans for self-employed individuals, (C) individual retirement accounts, (D) simplified employee pension plans, (E) public employee deferred compensation plans, and (F) tax-deferred annuity plans, and (ii) such assets of the Company as the proper officers of the Company may deem prudent and appropriate to have invested in the same manner as the assets applicable to its reserve liability under the Variable Contracts and lodged in the Account; such amounts and the dividends, interest and gains produced thereby shall be invested and reinvested, subject to the rights of the holders of such Variable Contracts, (i) in shares of The Prudential Series Fund, Inc., a diversified open-end management investment company of the series type managed by The Prudential Insurance Company of America ("Prudential"), at the net asset value of such shares at the time of acquisition and (ii) in shares of such other diversified open-end management investment companies managed by investment advisers unaffiliated with Prudential, as may be determined from time to time by the proper officers of the Company, at the net asset value of such shares at the time of acquisition; and

FURTHER RESOLVED, that the Account shall be registered as a unit investment trust under the Investment Company Act of 1940, and that the proper officers of the Company be and they hereby are authorized to sign and file, or cause to be filed, with the Securities and Exchange Commission a registration statement, on behalf of the Account, as registrant, under the Investment Company Act of 1940 ("Investment Company Act Registration"); and

FURTHER RESOLVED, that the Company shall as part of its Program sell Variable Contracts on a variable basis and that the proper officers of the Company shall be and they hereby are authorized to sign and file, or cause to be filed, with the Securities and Exchange Commission, on behalf of the Company, as issuer, a registration statement, including the financial statements and schedules, exhibits and form of prospectus required as a part thereof, for the registration of the offering and sale of such Variable Contracts, to the extent they represent participating interests in the Account, under the Securities Act of 1933 ("Securities Act Registration"); and to pay the registration fees required in connection therewith; and

FURTHER RESOLVED, that the proper officers of the Company are authorized and directed to sign and file, or cause to be filed, such amendment or amendments of such Investment Company Act Registration and Securities Act Registration as they may find necessary or advisable from time to time; and

FURTHER RESOLVED, that the signature of any director or officer required by law to affix his signature to such Investment Company Act Registration and Securities Act Registration, or to any amendment thereof, may be affixed by said director or officer personally, or by an attorney-in-fact duly constituted in writing by said director or officer to sign his name thereto; and

FURTHER RESOLVED, that the Chief Legal Officer of the Company is appointed agent of the Company to receive any and all notices and communications from the Securities and Exchange Commission relating to such Investment Company Act Registration and Securities Act Registration and any and all amendments thereof; and

FURTHER RESOLVED, that the proper officers of the Company be and they hereby are authorized to take whatever steps may be necessary or desirable to comply with such of the laws and regulations of the several states as may be applicable to the Company's Program; and

FURTHER RESOLVED, that the proper officers of the Company be and they hereby are authorized, in the name and on behalf of the Company, to execute and deliver such corporate documents and certificates and to take such further action as may be necessary or desirable, including, but not limited to, the payment of applicable fees, in order to effectuate the purposes of the foregoing resolutions or any of them; and

FURTHER RESOLVED, that the Account shall not be chargeable with liabilities arising out of any other business of the Company, and the income, if any, and the gains and losses, realized and unrealized, on the Account shall be credited or charged to the Account without regard to other gains or losses by the Company.

Dated:  May 20, 1996

                                           /s/ ESTHER H. MILNES
                                           --------------------------------
                                               Esther H. Milnes

                                           /s/ WILLIAM F. YELVERTON
                                           --------------------------------
                                               William F. Yelverton

                                           /s/ I. EDWARD PRICE
                                           --------------------------------
                                               I. Edward Price

PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION

SECRETARY’S CERTIFICATE

I, Maureen W. Meade, a duly elected Assistant Secretary of Prudential Annuities Life Assurance Corporation (the “Company”), a Connecticut corporation, hereby certify that, as such, I am authorized to execute this Certificate on behalf of the Company, and I hereby further certify that;

1.
Attached hereto as Exhibit 1 is a true, correct and complete copy of the Certificate of Assistant Secretary of Skandia Life America Corporation, certifying resolutions that were duly adopted by the Board of Directors of Skandia Life America Corporation on November 25, 1987, and dated December 28, 1987; and

2.
Attached hereto as Exhibit 2 is a true, correct and complete copy of the Joint Unanimous Consent To Action By The Sole Shareholder And The Board of Directors of Skandia Life Assurance Corporation of America, approving the name change of the Company from Skandia Life Assurance Corporation of America to American Skandia Life Assurance Corporation, dated June 30, 1988; and

3.
Attached hereto as Exhibit 3 is a true, correct and complete copy of the Action by Executive Committee of the Board of Directors by Unanimous Written Consent in Lieu of a Meeting, Corporate Name Change, approving the name change from American Skandia Life Assurance Corporation to Prudential Annuities Life Assurance Corporation, dated February 21, 2007.

IN WITNESS WHEREOF, I have hereunto affixed my official signature and the seal of said Company.

DATE:  December 1, 2011
(seal)
    /s/Maureen W. Meade
________________________________
Name:  Maureen W. Meade
Title:    Assistant Secretary

Exhibit 1

CERTIFICATE OF ASSISTANT SECRETARY

OF

SKANDIA LIFE AMERICA CORPORATION

The undersigned, being the duly elected Assistant Secretary of Skandia Life America Corporation (the "Corporation"), does hereby certify that the following resolutions were duly adopted by the Board of Directors of the Corporation on November 25, 1987, and further certifies that the "Statement of Suitability" and "Standards of Conduct and Code of Ethics" attached hereto are true, correct and complete copies of the "Standards of Suitability" and "Standards of Conduct and Code of Ethics" of the Corporation, and further certifies that no amendments have been made to the resolutions or the attached documents and the same are in full force and effect:

RESOLVED, That pursuant to Section 38-154a of the Connecticut General Statutes, management of the Corporation, in the exercise of their discretion, may use the "Skandia Life Variable Account A" now in existence, assuming compliance with all legal and regulatory requirements, or establish a separate account designated "Skandia Life Variable Account B", (herein, such Account A or Account B shall be referred to as "the Account") for the purposes set forth in the following resolutions, and subject to such conditions as hereinafter set forth; and it is further

RESOLVED, That the Account may be used to fund reserves required for such variable annuity contracts ("Contracts") issued by the Corporation, as the President and the Board of Directors may designate for such purpose; and it is further

RESOLVED, That the assets of the Account be maintained separate from the assets of the Corporation, and that the income, gains and losses, realized or unrealized, from assets allocated to a separate account in accordance with the Contracts, shall be credited to or charged against such Account without regard to other income, gains or losses of the Corporation; and it is further

RESOLVED, That the Account shall invest or reinvest the assets of the Account in securities issued by investment companies registered under the Investment Company Act of 1940, as may be specified in the Contracts from time to time; and it is further

RESOLVED, That the President or the Vice President of the Corporation be, and hereby is, authorized to change the designation of the Account to such other designation as he may deem necessary or appropriate in furtherance of the goals of the Corporation with respect to such variable annuities; and it is further

RESOLVED, That the appropriate officers of the Corporation, with such assistance from the Corporation's auditors, Touche, Ross & Co, its legal, counsel, Werner, Kennedy & French, and independent consultants or others as they may require, be and they hereby are, authorized and directed to the extent required under federal 1aw to take all action necessary to: (a) register the Account as a unit investment trust under the Investment Company Act of 1940, as amended; and (b) register the Contracts in such amounts, which may be an indefinite amount, under the Securities Act of 1933 as the officers of the Corporation shall from time to time deem appropriate, and (c) take all other actions which are necessary or desirable in connection with the offer and sale of said Contracts and the operation of the Account in order to comply with the Investment Company Act of 1940, the Securities Exchange Act of 1934, the Securities Act of 1933 and other applicable federal laws, and state securities laws, including filing of any amendments to registration statements, and undertakings, and any applications for exemptions from the Investment Company Act of 1940 or other applicable federal laws as the officers of the Corporation shall deem necessary or appropriate; and it is further

RESOLVED, That the President, the Vice President(s), and each of them with full power to act without the others, hereby are severally authorized and empowered to the extent required under federal law in cooperation with Werner, Kennedy & French, legal counsel to the Corporation, to prepare, execute and cause to be filed with the Securities and Exchange Commission on behalf of the Account and by the Corporation as sponsor and depositor such documents, including a Registration Statement registering the Account as an investment company under the Investment Company Act of 1940, and a Registration Statement under the Securities Act of 1933 registering the Contracts, and any and all amendments to the foregoing on behalf of the Account and the Corporation and on behalf of and as attorneys for the principal executive officer and/or the principal financial officer and/or the principal accounting officer and/or any other officer of the Corporation; and it is further

RESOLVED, That Robert B. Goode, Jr., President, and John T. Buckley, Esq. of Werner, Kennedy & French, 220 East 42nd Street, New York, New York 10017, are hereby appointed as agents for service under any such registration statements duly authorized to receive communications and notices from the Securities and Exchange Commission with respect thereto; and it is further

RESOLVED, That the President or the Vice President of the Corporation be, and hereby is authorized to establish procedures under which the Corporation will institute procedures for the voting rights for owners of such Contracts with respect to securities owned by the Account; and it is further

RESOLVED, That the President or the Vice President of the Corporation is hereby authorized to execute such agreement or agreements with Skandia Life Equity Sales Corporation (a corporation formed as a wholly owned subsidiary of Skandia U.S. Investment Holding Corporation) as are deemed necessary, appropriate or desirable under which Skandia Life Equity Sales Corporation will be appointed principal underwriter and distributor for the Contracts and under which Skandia Life Equity Sales Corporation will provide administrative services in connection with the establishment and maintenance of the Accounts and the design, issuance, and administration of the Contracts; and it is further

RESOLVED, That, since the Corporation anticipates that the Account will invest in securities issued by one or more investment companies, the appropriate officers of the Corporation are hereby authorized to execute such agreement or agreements as may be necessary or appropriate with the manager, adviser, distributor or sponsor of such investment companies to permit such investments; and it is further

RESOLVED, That the appropriate officers of the Corporation, and each of them, are authorized to execute and deliver all such documents and papers and to perform or cause to be performed all such acts and things as he may deem necessary or desirable to carry out the foregoing resolutions and the intent and purposes thereof; and it is further

RESOLVED, That the Standards of Suitability and the Standards of Conduct as approved by the Board of Directors, in the manner set forth in the annexed schedules, are hereby ratified and approved.

IN WITNESS WHEREOF, the undersigned has executed this certificate this 28th day of December, 1987.

(Seal)

Skandia Life America Corporation

/s/William J. Lazarou William J. Lazarou Assistant Secretary

Exhibit 2

JOINT UNANIMOUS CONSENT TO ACTION
BY THE
SOLE SHAREHOLDER
AND THE BOARD OF DIRECTORS
OF
SKANDIA LIFE ASSURANCE CORPORATION
OF AMERICA

The undersigned, the sole shareholder and all of the directors of Skandia Life Assurance Corporation of America (the “Corporation”), do hereby unanimously consent to the following action taken without a meeting:

WHEREAS, the name of the Corporation was formerly Hartford Variable Annuity Life Insurance Company and a change of name to “Skandia Life Assurance Corporation of America” was approved by the Connecticut Insurance Department and filed with the Secretary of State on June 6, 1988.

WHEREAS, the Corporation now desires that the name of the Company be changed from “Skandia Life Assurance Corporation of America” to “American Skandia Life Assurance Corporation” and that such name be submitted to the Connecticut Insurance Department for approval and the Corporation’s Certificate of Incorporation be amended to reflect such change of name.  It is

RESOLVED, that the change of name of Skandia Life Assurance Corporation of America to American Skandia Life Assurance Corporation be and hereby is approved and ratified by the Corporation and that the officers of the Corporation be and hereby are authorized and directed to take such action as is necessary to effect such change of name including the obtaining of approval of governmental regulatory authorities of the name change and to amend the Corporation’s Certificate of Incorporation in order to effect such change of name.

IN WITNESS WHEREOF, the undersigned have hereunto set their hands as of the 30th day of June, 1988.

BOARD OF DIRECTORS

/s/Arne Bernoth                                                                           /s/Hans F. Dalborg
Arne Bernoth                                                                           Hans F. Dalborg

/s/Paul Bradshaw                                /s/Robert B. Goode, Jr.
Paul Bradshaw                                                                           Robert B. Goode, Jr.

/s/Jan R. Carendi                                                                           /s/T. Richard Kennedy
Jan R. Carendi                                                                           T. Richard Kennedy

SOLE SHAREHOLDER
SKANDIA U.S. INVESTMENT HOLDING CORPORATION

BY:

/s/Arne Bernoth                                                                           /s/Robert B. Goode, Jr.
Arne Bernoth                                                                           Robert B. Goode, Jr.

/s/Paul Bradshaw                                                                           /s/T. Richard Kennedy
Paul Bradshaw                                                                           T. Richard Kennedy

/s/Jan R. Carendi                                                                           /s/Eugene Woodard
Jan R. Carendi                                                                           Eugene Woodard

/s/Hans F. Dalborg
Hans F. Dalborg

Exhibit 3

American Skandia Life Assurance Corporation

Action by Executive Committee of the Board of Directors
by Unanimous Written Consent in Lieu of a Meeting

The undersigned, being all the members of the Executive Committee of the Board of Directors of American Skandia Life Assurance Corporation, a Connecticut corporation (the “Company”), do hereby waive notice and give their written consent to the adoption of the following resolution(s) with the same force and effect as if adopted at a meeting of the Executive Committee duly called and held for the purpose:

Corporate Name Change

RESOLVED, that, in the judgment of the Board of Directors of the Company, it is deemed advisable to amend the Certificate of Incorporation so as to change the name of the Company from American Skandia Life Assurance Corporation to Prudential Annuities Life Assurance Corporation.

RESOLVED FURTHER, that the officers of the Company are hereby authorized to file, as required by law, in the Office of the Secretary of State of the State of Connecticut the requisite certificate of amendment setting forth the aforementioned amendments hereby authorized and effected.

RESOLVED FURTHER, that the proper officers of the Company be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to take or cause to be taken, any and all action such proper officers may deem necessary, advisable or appropriate in order to carry out the intent of the foregoing resolution, to make, execute and deliver or cause to be made, executed and delivered, by any such officer, any and all instruments in the name and on behalf of the Company as each of them shall, in their sole discretion, deem to be necessary, advisable or appropriate as conclusively evidenced by the execution thereof.

IN WITNESS WHEREOF, the undersigned members have executed this written consent, which may be executed in counterparts, all of which shall be deemed an original, dated this 21st day, February 2007.

/s/James J. Avery
James J. Avery

/s/Bernard J. Jacob
Bernard J. Jacob

/s/David R. Odenath
David R. Odenath

ASSISTANT SECRETARY’S CERTIFICATE

I, John P. Schwartz, an Assistant Secretary of Advanced Series Trust (the Trust), do hereby certify that the following resolution was approved at a meeting of the Board of Trustees of the Trust (the Board) held on September 26-28, 2011:

RESOLVED, that new portfolio of the Trust be, and hereby is, established to be designated as the AST Franklin Templeton Founding Funds Allocation Portfolio (the New Portfolio); and it is further

RESOLVED, the Trust is authorized to prepare and file with the SEC and any relevant federal or state regulator any application for no-action, exemptive, or other regulatory relief deemed necessary or appropriate by the Manager to enable the Franklin Templeton VIP Fund and/or the three Underlying Franklin Templeton Funds to effect “in kind” transfers of portfolio securities to the New Portfolio and to otherwise effect the Substitution in accordance with the materials previously distributed to the Board.

Signed this 1st day of December, 2011.

/s/John P. Schwartz
John P. Schwartz
Assistant Secretary of Advanced Series Trust

   EXHIBIT B

 [Names of Insurance Companies]

[Names of Separate Accounts]

                                                 Supplement dated December 15, 2011
To
Prospectuses dated May 1, 2011

This supplement should be read and retained with the prospectus for your Annuity.  This supplement is intended to update certain information in the Prospectus for the variable annuity you own, and is not intended to be a prospectus or offer for any other variable annuity listed here that you do not own.  If you would like another copy of the current prospectus, please call us at 1-888-PRU-2888.

[Names of Insurance Companies] (the “Companies”) have filed an application with the Securities and Exchange Commission (“SEC”) requesting an order to allow the Companies to remove the Franklin Templeton VIP Founding Funds Allocation Fund (“Existing Fund”) as an investment option under your variable annuity contract and substitute a new investment option, the AST Franklin Templeton Founding Funds Allocation Portfolio (“Replacement Fund”), as described below. The Replacement Fund is a newly-created   portfolio of Advanced Series Trust, not currently available as an investment option under your Annuity or any other Annuities. The Replacement Fund will be added as an investment option to your Annuity on or before the date of the substitution.

The Companies believe that the proposed substitution is in the best interest of Owners. The Replacement Fund has similar investment objectives and policies to the Existing Fund. The Companies will bear all expenses related to the substitution, and there will be no tax consequences for you. The Companies anticipate that, if such order is granted, the proposed substitution will occur on or about April 27, 2012.

The proposed substitution and respective administrator, adviser, investment manager and/or subadvisers for the Existing Fund, the Underlying Funds and the Replacement Fund are:

Existing Fund and Current Administrator Underlying Funds and Managers	Replacement Fund and Investment Managers/ Subadvisers

Franklin Templeton VIP Founding Funds Allocation Fund

Franklin Templeton Services, LLC (Administrator)
Franklin Income Securities Fund
(Franklin Advisers, Inc.)

Mutual Shares Securities Fund
(Franklin Mutual Advisers, LLC)

Templeton Growth Securities Fund
(Templeton Global Advisors Limited)

AST Franklin Templeton Founding Funds Allocation Portfolio

Managers :Prudential Investments LLC and AST Investment Services, Inc. (Investment Managers)

Subadvisers:Franklin Advisers, Inc. , Franklin Mutual Advisers, LLC and Templeton Global Advisors Limited (Subadvisers)

Please note that:

• •	•	• No action is required on your part at this time, nor will you need to take any action if the SEC approves the substitution.

• •	•
• On the date of the substitution, Account Values and/or Purchase Payments currently allocated to the Existing Fund will be redirected to the Replacement Fund unless you have changed your selection and transferred your Account Values before the substitution takes place. If you are enrolled in a Dollar Cost Averaging, Automatic Rebalancing, or comparable program, your Account Value invested in the Existing Fund will be transferred automatically to the Replacement Fund on the date of the substitution. Your enrollment instructions will be automatically updated to reflect the Replacement Fund for any continued and future investments.

• •	•
• You may transfer amounts in your variable annuity contract among the investment options as usual. The substitution itself will not be treated as a transfer for purposes of the transfer provisions of your Annuity, subject to the issuing Company’s restrictions on transfers to prevent or limit “market timing” activities by Owners or agents of Owners.

• •	•
• If you make one transfer from the Existing Fund into one or more other Sub-accounts before the substitution, or from the Replacement Fund after the substitution, any transfer fee that might otherwise be imposed will be waived from the date of this Supplement through the date that is 30 days after the substitution. In addition, if you make one transfer from the Existing Fund into a Sub-account before the substitution or from the Replacement Fund within 30 days after the substitution, the transfer will not be treated as one of a limited number of transfers (or exchanges) permitted under your Annuity.

• •	•
• On the effective date of the substitution, your Account Value will be the same as before the substitution. However, the number of units you receive in the Replacement Fund may be different from the number of units you held in the Existing Fund.

• There will be no tax consequences to you.

• Certain Annuities contain optional benefits that are subject to a pre-determined mathematical formula that, from time to time, transfers Account Values out of Sub-accounts that Owners have selected to either certain specified bond portfolios  of Advanced Series Trust (“AST bond portfolios”) or to the Benefit Fixed Rate Account (“BFRA”), depending upon the benefit. To the extent that any portion of an Owner’s Account Value, previously designated by the Owner to be invested in the Existing Fund, is invested in the AST bond portfolios or the BFRA on the date of the substitution, such Account Value, or a portion thereof, will be transferred to the Replacement Fund at the time that any future transfers out of the AST bond portfolios or the BFRA are required by the applicable formula.

In connection with the substitution, we will send you a prospectus for Advanced Series Trust that contains complete information concerning the Replacement Fund, including information on all Replacement Fund fees and charges, as well as notice of the actual date of the substitutions and confirmation of transfers.

Please contact your Financial Professional if you have any questions.

THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.

EXHIBIT C

[Name of Insurance Company]
[Name of Separate Account]

NOTICE OF SUBSTITUTION

The proposed substitution of shares that we notified you about late last year has been completed. Shares of the Replacement Fund have taken the place of the Existing Fund as a variable investment option in your Contract as shown below.

Existing Fund and Current Administrator Underlying Funds and Managers	Replacement Fund and Investment Managers/ Subadvisers

Franklin Templeton VIP Founding Funds Allocation Fund

Franklin Templeton Services, LLC (Administrator)
Franklin Income Securities Fund
(Franklin Advisers, Inc.)

Mutual Shares Securities Fund
(Franklin Mutual Advisers, LLC)

Templeton Growth Securities Fund
(Templeton Global Advisors Limited)

AST Franklin Templeton Founding Funds Allocation Portfolio

Managers :Prudential Investments LLC and AST Investment Services, Inc. (Investment Managers)

Subadvisers:Franklin Advisers, Inc. , Franklin Mutual Advisers, LLC and Templeton Global Advisors Limited (Subadvisers)

•
On the effective date of the substitution, your Account Value will be the same as before the substitution. However, the number of units you receive in the Replacement Fund may be different from the number of units you held in the Existing Fund.

•
Your previous selection of the Existing Fund for allocating your Account Value and Purchase Payments has been redirected to the Replacement Fund. If you make one transfer from the Replacement Fund into one or more other Sub-accounts , any transfer fee that might otherwise be imposed will be waived for the next 30 days. In addition, if you make one transfer from the Replacement Fund within the next 30 days, the transfer will not be treated as one of a limited number of transfers (or exchanges) permitted under your Annuity.

Please contact _____________ if you have any questions.